UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at February 13, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: February 13, 2008

Print the name and title of the signing officer under his signature.

          Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

UPDATE ON FARALLON'S G-9 PROJECT:
New Resource Estimate for North Zone is Pending
Decline Productivity Increased
Power Line Permit Received

February 13, 2008, Vancouver, BC - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces an update on activities at its G-9 polymetallic (zinc, copper, gold, silver, lead) project at Campo Morado in Guerrero State, Mexico. Several developments have occurred to advance the project towards the target goal of production by July 1, 2008. The project faces numerous challenges to meet this goal but adjustments to operating strategies are continually being assessed to keep the project on track.

The 2007 infill drilling program at the North Zone has been completed. A new deposit block model is currently being developed, following which a new resource estimate for the North Zone will be prepared using a combination of in-house expertise and outside consultants. Behre Dolbear of Denver has been retained to assess the inferred, indicated and/or measured resource classifications for the North Zone. This work is now expected to be completed at the end of February, after which a revised mine plan for the entire G-9 deposit will be developed, incorporating the new resource estimates of the Southeast, Abajo and North zones.

Through the retention of services from JDS Mining & Energy and Wabi Development Corporation, Farallon has been able to significantly improve productivity in the underground decline. Current lengths of the twin declines being used to access the Southeast and North zones, respectively, are 617 and 706 metres. Since the start of the New Year, advance rates of up to 6 metres per day have been achieved over a sustained period in each decline; however, poor ground conditions have recently hampered advancement rates. Farallon, JDS and Wabi are continuing to seek ways to improve on these results and plan for mitigation of poor ground conditions encountered in the future. Every effort, including the early purchase of additional mining equipment is being made to assist in these initiatives. Farallon and McIntosh Engineering will be investigating design changes to keep the project on track.

Mill site construction activities have ramped up significantly. Mill purchase orders to date are reported to be 87 % complete by the project's engineering procurement and construction management contractor with $28.4 million committed to date for their work. The design engineering is nearing completion, with engineering drawing for construction 95% completed. Construction contractors selected to date have mobilized and are increasing work force levels weekly to meet the construction schedule. Progress is advancing well on the Tailings Storage and Water Diversion Facilities. Once mechanical and electrical contracts are let, which is expected shortly, all key construction contracts for the plant will have been awarded.

In other developments, the Company has received its permit (Manifestacion de Impacto Ambiental or Environmental Impact Statement) for the main power line to the site from the Mexican Secretariat of Environmental and Natural Resources ( Secretaria de Medio Ambiente y Recursos Naturales, or SEMARNAT). Farallon also recently received a Cambio de Uso de Suelo (Change of use of Soil), the other permit that is relevant to the power line development, from the SEMARNAT. As previously announced, the construction contract for the power line had previously been awarded to Constructora Vivar S.A de C.V., and the route surveyed in preparation to start.

Dick Whittington said: "The G-9 Project has progressed significantly over the last few months. Underground productivity has improved significantly and mill site construction is in hand; however, a "full court press" will be required to complete the mill on time. Receipt of our power line permit completes the permitting process for the project - the team of Farallon employees and various consultants, including Knight Piesold, are to be commended for their efforts.

We are looking forward to the new resource estimate for the North Zone. The objective of the drilling program in the North Zone was to convert a significant amount of resources in the North Zone to indicated and/or measured status. This will give the Company added flexibility in mine planning and where the initial production would begin, once a production decision is made.

Exploration will return to the forefront as we add a third drill in March. The second leg of the Farallon growth strategy - to discover another G-9 - will be a prime focus for 2008."

Farallon is focused on exploration and pre-development of the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. Under the Company's parallel track program, exploration drilling is delineating the high-grade G-9 deposit, and mine planning, equipment acquisition and site preparations are also taking place with a goal of beginning production in July 2008. Farallon has approximately Cdn$29 million in cash in simple interest daily savings accounts with ScotiaBank and also has arranged a US$20 million Bridge Facility Agreement with Rothschild of London (see Farallon News Release dated December 3, 2007).

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.